[K&L GATES LETTERHEAD]

January 20, 2010

Via EDGAR and Overnight Delivery
Peggy Fisher
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 3030
Washington, DC 20549

Re:	China Electric Motor, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed January 11, 2010
File No. 333-162459

Dear Ms. Fisher:

On behalf of China Electric Motor, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Pre-Effective Amendment No. 4 on Form S-1/A (“Amendment No. 4”) to the registration statement on Form S-1 that was originally filed on October 14, 2009, as amended by Amendment No. 1 filed on October 19, 2009, Amendment No. 2 filed on December 4, 2009 and Amendment No. 3 filed on January 11, 2010.  We are also forwarding to you via Federal Express three courtesy copies of this letter and Amendment No. 4, in a clean and marked version to show changes from Amendment No. 3.  We have been advised that changes in Amendment No. 4 compared against Amendment No. 3, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of Amendment No. 3, the Commission issued a comment letter dated January 15, 2010.  The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence.  For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

1.	Comment. We may have further comments when you file an amendment which includes all exhibits.

Response.  The Company has filed all remaining exhibits with Amendment No. 4 and understands that the Commission may have further comments.

2.	Comment. Please tell us why the registrant changed underwriters so late in the offering process.

Peggy Fisher
January 20, 2010

Response:  Subsequent to the filing of Amendment No. 2, the Company made the decision to engage Roth Capital Partners to serve as an underwriter in this offering.  During negotiations as to the roles that each of the underwriters would assume in the offering, the Company and the underwriters could not reach a resolution acceptable to each of the underwriters as to their respective roles in the offering.  Upon the Company's choosing Roth Capital Partners to serve as the lead underwriter, Rodman & Renshaw, LLC removed itself from the offering.

3.
Comment.  Please ensure that we receive confirmation from FINRA that it has reviewed the underwriting terms and has no unresolved issues prior to acceleration of the effectiveness of this registration statement.

Response.  The Company will ensure that the Commission receives confirmation from FINRA that it has reviewed the underwriting terms and that it has no unresolved issues prior to acceleration of the effectiveness of the registration statement.

Should you have any questions or require any additional information, please contact the undersigned at (310) 552-5000 or by facsimile at (310) 552-5001.

Sincerely,

/s/ Melissa A. Brown, Esq.

Melissa A. Brown, Esq.

cc:           Yue Wang, China Electric Motor Inc., Chief Executive Officer